UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **Changes to Board of Directors – Retirement of TT Mboweni**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

News Release

17 February, 2014

AngloGold Ashanti Announces Changes to the Board of Directors

(ANGLOGOLD ASHANTI – Press Release) AngloGold Ashanti announces that as a result of his increasing portfolio of professional commitments, Mr. Tito Mboweni has decided not to stand for re-election as Non-Executive Director at the Annual General Meeting to be held in May, 2014. Mr. Mboweni has stood down as Chairman today, but to ensure a smooth transition has agreed to work closely with the new Chairman, Mr. Sipho Pityana, who was elected unanimously by the Board today.

Mr. Pityana, a non-executive director of AngloGold Ashanti for the past seven years, is also the chairperson of the company's Safety, Health and Environment Committee and a member of other Board committees.

"I am honoured to follow Mr Mboweni as Chairman of AngloGold Ashanti," Mr Pityana said. "I will work closely with him over the coming months to ensure a seamless handover."

Professor Wiseman Nkuhlu, who has served on the Board since August 2006, and is currently Chairman of the Audit and Corporate Governance committee, will assume the new role of Lead Independent Director of the Board. Professor Nkuhlu also serves on a number of other Board committees.

Mr Mboweni's decision to step down comes after a period of sustained improvement from AngloGold Ashanti, which has rebased its cost structure in response to a dramatically lower gold price, whilst improving the quality of its asset base with the commissioning of two new gold mines, together with selected asset disposals.

"I leave AngloGold Ashanti as a fundamentally stronger, stable and focused business," Mr Mboweni said. "It's been a privilege to help establish such a firm foundation for the company alongside an accomplished executive team and an experienced board, all of whom continue to work diligently in the best interests of the business. I am pleased that Mr Pityana is succeeding me in this role and I wish him the very best."

AngloGold Ashanti's Board of Directors and members of the Executive Committee would like to wish Mr Mboweni well in his future endeavours and thank him for his service over the past four years. Mr Mboweni's guidance has been invaluable, particularly in navigating a time of intensive restructuring and refocus, given the sharp drop in the gold price, and in helping facilitate the smooth transition in executive leadership in early 2013.

"Mr Mboweni has overseen the transition of leadership at AngloGold Ashanti during a challenging business environment," Chief Executive Officer Srinivasan Venkatakrishnan (Venkat) said. "I'd like to thank him for his contribution to AngloGold Ashanti, and on behalf of the Executive Committee, wish him all success in his future endeavours."

Speaking about the incoming Chairman, Venkat said: "Mr. Pityana, in addition to leading our safety and sustainability focus on the Board with distinction has a deep understanding of all other aspects of the business. He is fully supportive of our strategy to generate growth in free cash flow as we continue to lift the company's performance, and brings to the role considerable broad experience and vision. We look forward to working with Mr. Pityana in his new role as the Chairman of the Board".

Further Information

MR TT MBOWENI

BA (National University of Lesotho), MA - Development Economics (University of East Anglia, Norwich, UK)

Independent Non-Executive Director

Tito Mboweni was appointed to the board and as Chairman of AngloGold Ashanti on 1 June 2010. He is chairperson of the Nominations Committee and is a member of the Investment, Remuneration and Human Resources, Financial Analysis and Party Political Donations committees. He has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, Mr Mboweni was the architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti's operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and Chancellor of the University of the North from 2002 to 2005. He is also non-executive chairman of Nampak Limited and SacOil Holding Ltd., a non-executive director of Discovery Ltd. and an international adviser to Goldman Sachs. Mr Mboweni is a founder member of Mboweni Brothers Investment Holdings. He is also chairman of the fund raising committee of the Nelson Mandela Children's Hospital and a trustee and is a member of the council of advisers of the Thabo Mbeki Foundation.

MR SM PITYANA

BA (Hons) (Essex), MSc (London); Dtech (Honoris)(Vaal University of Technology)

Chairman and Non-Executive Director

Sipho Mila Pityana is a senior director having joined the board of AngloGold Ashanti in February 2007. He is the chairman of the Safety, Health and Environment Committee. During his tenure the company has made tremendous progress in all these aspects of its SHE work, bringing workplace fatalities from 34 in 2007 to eight in 2013, with all injuries showing a similar marked decline. Critical health programmes including those dealing with TB, HIV/AIDS and Malaria received focused attention under his guidance, resulting in reduced incidence of these diseases. He was previously the Chairman of the Board's Remuneration Committee as well as the Sustainability Committee.

Mr Pityana has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own company which he chairs, Izingwe Capital. He is Chairman of the JSE listed Onelogix and of Munich Reinsurance of Africa. He also served on the boards of Bytes Technology Group, AFROX, SPESCOM and the Old Mutual Leadership Group. He previously worked as the Executive Director of Nedcor Investment Bank and Managing Director of Nedbank. He is also a director of a number of manufacturing companies including Scaw Metals and Aberdare Cables.

In addition to his private sector track record, Mr Pityana has extensive public sector experience and international exposure. He was the first Director General of Department of Labour in a democratic South Africa. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organisation. He was one of the founding members of the governing body of the CCMA and Convenor of the government delegation to NEDLAC.

PROF LW NKUHLU

BCom, CA (SA), MBA (New York University)

Independent Lead Director

Wiseman Nkuhlu was appointed to the board on 4 August 2006. He is the chairman of the Audit and Corporate Governance Committee and also serves as a member of the Financial Analysis; Risk and Information Integrity; Safety, Health and Sustainable Development; Nominations, Party Political Donations; and the Remuneration and Human Resources committees. Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Prof Nkuhlu was President of the South African

Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a Trustee of the International Financial Accounting Standards Foundation.

ENDS

_____

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 17, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary